03013801

S ES
E COMMISSION
...gton, D.C. 20549

RECEIVED
MAR - 3 2003
181
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Heritage Capital Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

392 Albany Post Road
(No. and Street)

Croton-on-Hudson (City) New York (State) 10520 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John F. Rosenberger
(Name – *if individual, state last, first, middle name*)

12 Biscayne Drive, Ramsey, NJ 07446
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick T. Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOYCE A FISHER
Notary Public - State of New York
NO. 01FI4815088
Qualified in Westchester County
My Commission Expires 6-30-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN F. ROSENBERGER
CERTIFIED PUBLIC ACCOUNTANT

12 BISCAYNE DRIVE
RAMSEY, NJ 07446
201-785-9544

Independent Auditor's Report
On Material Changes or Inadequacies

To the Board of Directors
Hudson Heritage Capital Management, Inc.

We have audited the balance sheet of Hudson Heritage Capital Management, Inc. as of December 31, 2002, and the related statements of income, retained earnings and cash flows for the year then ended. In addition, we audited the overall operations of Hudson Heritage Capital Management, Inc.'s management, ownership and internal controls.

In performing our audit, we found no material changes or inadequacies in accounting procedures; no material changes or inadequacies in internal control procedure; no material changes or inadequacies in the calculation of net capital. In addition, the ownership and the management of Hudson Heritage Capital Management, Inc. have not changed from the prior year or since the formation of the Corporation.

In our opinion, no material changes or inadequacies were found to exist or found to have existed since the date of the previous audit. The financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2002, and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.

Certified Public Accountant
State of New York

John F Rosenberger, CPA

Ramsey, New Jersey
February 26, 2003

HUDSON HERITAGE CAPITAL MANAGEMENT INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Audited Financial Statements

Hudson Heritage Capital Management Inc.

December 31, 2002

JOHN F. ROSENBERGER
CERTIFIED PUBLIC ACCOUNTANT

12 BISCAYNE DRIVE
RAMSEY, NJ 07446
201-785-9544

Report of Independent Auditors

To the Board of Directors
Hudson Heritage Capital Management, Inc.

We have audited the accompanying statements of assets, liabilities and fund balances of Hudson Heritage Capital Management, Inc. as of December 31, 2002, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of Hudson Heritage Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Certified Public Accountant
State of New York

John F. Rosenberger, CPA

Ramsey, New Jersey
February 26, 2002

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS		
Current Assets		
Cash - Checking	$	13,516
Cash - Savings		5,071
Money Market		7,777
Total Current Assets	$	26,364
FIXED ASSETS		
Computer Equipment		19,288
Computer Software		7,055
Furniture & Equipment		27,959
Less: Accumulated Depreciation		(28,457)
Total Fixed Assets		25,845
TOTAL ASSETS	$	52,209
LIABILITIES & SHAREHOLDERS' EQUITY		
Liabilities		
Accrued Liabilities	$	11,618
TOTAL LIABILITIES	$	11,618
Shareholders' Equity		
Common Stock		2,000
Paid in Capital		20,000
Retained Earnings		18,591
TOTAL SHAREHOLDERS' EQUITY		40,591
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	52,209

SEE NOTES TO THE FINANCIAL STATEMENT

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Fees	$ 150,266
Commissions	64,530
Interest	109
TOTAL REVENUE	$ 214,905
OPERATING EXPENSES:	
Payroll Expenses	79,149
Commissions	59,234
Insurance	40,162
Rent	19,596
Depreciation	9,735
Automobile Expenses	7,204
Utilities & Telephone	5,113
Professional Fees	4,950
Office Services	4,795
Licenses & Registrations	4,206
Equipment Rental & Repair	3,938
Computer Software	3,606
Miscellaneous	1,432
TOTAL OPERATING EXPENSES	243,120
NET INCOME (LOSS)	$ (28,215)
RETAINED EARNINGS - BEGINNING OF YEAR	46,806
RETAINED EARNINGS - END OF YEAR	$ 18,591

SEE NOTES TO THE FINANCIAL STATEMENTS

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES	
Net Income (Loss)	$ (28,215)
Expenses not requiring the use of cash:	
Depreciation	9,735
Change in operating assets and liabilities	
Increase (Decrease) Accrued Expenses	509
Net Cash Provided from Operating Activities	$ (17,971)
FINANCING ACTIVITIES	
Purchase of Fixed Assets	-
Net Cash Provided from Financing Activities	-
INCREASE (DECREASE) IN CASH	$ (17,971)
BEGINNING CASH	44,335
CASH AT YEAR END	$ 26,364
CASH - CHECKING	$ 13,516
CASH - SAVINGS	5,071
CASH - MONEY MARKET	7,777
TOTAL CASH	$ 26,364

SEE NOTES TO THE FINANCIAL STATEMENTS

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1. BUSINESS ORGANIZATION

The Company operates as a NASD member firm and registered investment advisor. The Company and its owners are licensed with the NASD. As of December 31, 2002 all registration fees and required filings have been made to the NASD and the related state securities authorities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENTS

The Company maintains its books and the accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenue is recognized when earned and expenses when incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated on both the straight line and accelerated methods over the estimated useful life of the assets.

INCOME TAXES

The Company with the consent of its shareholders has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes.

NET CAPITAL COMPUTATION

As of December 31, 2002, the Company's net capital is $ 14,746. The Company's excess net capital was $ 9,746 over the minimum requirements. Its Aggregated Indebtedness was $ 11,618, and its ratio of Aggregated Indebtedness to net capital was 79%. This was computed pursuant to SEC Rule 15c3-1.

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2002

Total Assets	$ 52,209
Less: Total Liabilities	(11,618)
Net Worth	$ 40,591
Less: Non-allocated Assets	(25,845)
Current Capital	$ 14,746
Less: Haircuts	-
Net Capital	$ 14,746
Less: Required Capital	(5,000)
Excess Net Capital	$ 9,746
Aggregated Indebtedness	$ 11,618
Aggregated Indebtedness to Net Capital	79%